Via Facsimile and U.S. Mail
Mail Stop  6010


      									June 6, 2005


Parker W. Rush
President and Chief Executive Officer
Republic Companies Group, Inc.
222 Delaware Avenue, Suite 900
Wilmington, Delaware 19801

Re:	Republic Companies Group, Inc.
	Registration Statement on Form S-1
	Filed May 10, 2005
      File Number 333-124758

Dear Mr. Rush:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
5. We may have further comments regarding capitalization and stock compensation after you include the IPO offering range in the filing.
6. Please update your financial statements and file a currently dated and signed consent from your independent accountant in the amendment for which you will request effectiveness.

Prospectus Summary, page 1

7. As you have chosen to include a summary of your strategy, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. Similarly, balance the discussion of your strengths with a discussion of your weaknesses. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business and products. Please revise the summary to present a balanced picture. Please also note that the balancing discussions you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

8. Please explain the term "short-tail casualty lines"

9. Supplementally, please provide us with a marked copy of the A.M.
Best Company report supporting your rating.

10. Provide us with independent third party information supporting your statement that you are a "leading provider of personal and commercial property and casualty insurance to individuals and small to medium-sized businesses primarily in Texas, Louisiana, Oklahoma and New Mexico."

11. Provide us with the basis for your belief that Texas, Louisiana,
Oklahoma and New Mexico are among the most profitable markets.
Tell
us why you believe your knowledge of these markets is superior and how your combination of licenses and charters is unique.

12. Please explain the term "combined ratio" the first time it is used and explain the significance of its decrease from 2002 to 2004.

13. Please revise the discussion of the A.M. Best ratings to explain that the rating indicates our ability to policyholders and is not an evaluation directed at investors. We note that this disclosure appears elsewhere in the document but it should also be presented in the summary.

Risk Factors

If we cannot obtain adequate reinsurance protection for the risks
...., page 12

14. Please disclose what percentage of your business you reinsure.

If our reinsurers do not pay losses in a timely fashion, or at all, we may incur ..., page 12

15. Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

16. Please consider whether a risk factor addressing problems obtaining reissurance or whether your dependence on any one reinsurer or small group of reinsurers is necessary. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Consider the difficulties you would likely encounter in finding and negotiating for reinsurance from other sources.

17. If you have had difficulties obtaining reinsurance in the past, please disclose these difficulties and their effects on your operations.

Exposure to Catastrophes, page 13

18. To the extent that you have experienced losses due to catastrophic events or severe weather, please revise to describe the events and quantify your losses.

We rely on managing general agents to underwrite some of our products
...., page 14

19. Please provide a more specific discussion of how runoff business in programs that you have terminated could materially and adversely affected your financial condition and results of operations.

If we are unable to maintain our business relationship with our largest producing ..., page 14

20. Please identify the three MGAs and revise the Business section to describe the material provisions of your contractual program agreements with them. Also, please file these agreements as exhibits to your registration statement or supplementally tell us why you believe they are not required to be filed. We may have further comments.

A decline in our "A- (Excellent)" financial strength rating by A.M.
Best could ..., page 15

21. If you have any reason to believe you might be subject to a downgrade by A. M. Best, please revise to include this information in the risk factor discussion.

If we are unsuccessful in competing against larger or more well-established ..., page 16

22. To the extent known or easily obtainable, please identify your principal competitors` share of the market.

Our investment in Seguors Atlas, S.A. represents a significant concentration ..., page 18

23. We note your statement that changes in the exchange rate will have little or no effect on the financial condition or results of operations of your domestic operations. Please provide an explanation of this statement. Given that the investment represents almost 10% of total assets and just over 18% of total
shareholders`
equity, it would seem that fluctuations in your exchange rates could
result in a loss from this investment and such a loss could
negatively affect your capitalization.   Please advise or revise.

The regulatory system under which we operate, and potential
changes
...., page 19

24. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier. You may want to include this discussion as a separate stand-alone risk factor.

If the states in which we write insurance drastically increase the assessments we are required to pay..., page 20

25. Please revise to include the discussion relating to retaliatory taxes as a separate risk factor discussion following a heading that identifies the risk and potential consequences.

Current legal and regulatory activities relating to the insurance industry ..., page 21

26. Please state whether you compensate your independent agents with contingent fee commissions. If you do, please consider including a separate risk factor that addresses how these investigations and regulatory activities could affect your operations.

Acquisitions could result in operating difficulties ..., page 22

27. If you have experienced any of the difficulties identified in the bullet points, please revise to discuss your experiences and their effects on your operations.

Public investors will suffer immediate and substantial dilution
....,
page 25
28. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

Use of Proceeds, page 26

29. Please discuss with more specificity, in addition to working capital needs, which general corporate purposes the proceeds you do not contribute to your insurance company subsidiaries will be used for and the approximate dollar amount of each.

30. Please provide the approximate dollar amount that you plan to contribute to your insurance company subsidiaries, as well as the amount to be used for any other purposes you identify pursuant to the previous comment.

Selected Consolidated and Combined Financial Information, page 32
31. Please provide earnings per share data.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Recognition of losses and loss adjustment expenses, page 40
32. We note your disclosures beginning on page 80 as it relates to losses and loss adjustment expenses. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to more fully explain the reasons for your changes in estimates. For each line of business, include the following disclosures:

a) Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b) Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

c) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d) Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.
33. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of MD&A. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a) Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b) Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

c) If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d) Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

e) For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;
* the number of claims reported for each period presented;
* the number of claims dismissed, settled, or otherwise resolved for each period;
* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
* the total settlement amount for each period;
* the cost of administering the claims;
* emerging trends that may result in future reserve adjustments;
and
* if management is unable to estimate the possible loss or range of loss, a statement to that effect.


Liquidity and Capital Resources, page 56
34. Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

35. Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

36. Please revise to describe all material covenants, rather than referring to "certain covenants."

Business

General
37. Please provide supplementally, the identity of any brokers who provide in excess of 10% of the Company`s total premiums.

Regulation, page 85

38. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier.

Competition, page 83

39. Please identify your principal competitors` share of the market.

Employees, page 84
40. Please disclose the number of part-time employees you have, if any.

Compensation of Executive Officers, page 92

41. We note that all five of the employees you describe in this section receive bonuses which may include stock options, as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Security Ownership of Principal Stockholders and Management, page
103
42. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the table on page 104.

Underwriting, page 113

43. We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you
will assure that this offer will meet the requirements of Section
5
of the Securities Act and Rule 134.  We may have further comments.

44. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

45. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

46. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.


Notes to Consolidated and Combined Financial Statements

Note (2) Organization and Acquisition, page F-12
47. Please tell us what comprises the $25 million in deferred tax asset included in your assets acquired. In your response, please reconcile your recognition of this asset with paragraph 38 of FAS 141 and paragraph 30 of FAS 109.
48. We acknowledge your explanation of "equity in unearned premiums" on page F-15. Please expand your explanation to us as follows:

* Provide specific guidance supporting your initial recognition of the $23 million as part of your acquisition accounting;
* Why was this amount "fully amortized in 2004", as opposed to say in
2003, and
* Explain why this asset was not reduced by the negative goodwill

Note (9) - Capitalization and Stock Plan, (c) Stock Plan, page F-
28

49. We note your subsequent events disclosure on page F-42, wherein you granted stock options in March 2005. In your revised financial statements updated through the most recent balance sheet date, as recommended by the AICPA Practice Aid, Valuation of Privately-Held-
Company Equity Securities Issued as Compensation, please disclose the following information for equity instruments granted during the prior
12 months:

a) For each grant date,

* The date of each issuance;
* Number of options granted or shares issued,
* Exercise price or per share amount paid;
* Management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* Intrinsic value, if any, per option;

b) Whether the valuation was contemporaneous or retrospective, and

c) If the valuation specialist was a related party, a statement indicating that fact.

Item 15. Recent Sales of Unregistered Securities

50. Please revise to identify the investors or classes of investors in the unregistered offerings you describe. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

Item 16. Exhibits and Financial Statement Schedules
51. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

Signatures

52. We note the filing does not include the signature of your principal executive officer, principal financial officer and principal accounting officer. Please include these signatures in your amended Form S-1. If Parker Rush serves as the principal executive officer and Martin Cummings serves as principal financial officer and principal accounting officer, their signatures should be
captioned as such in your amended filing.  See Instructions 1 and
2
to the Signatures section of Form S-1.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Jason Lawson at (202) 551-3666 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	T. Mark Kelly
	Vinson & Elkins L.L.P.
	First City Tower
	1001 Fannin Street, Suite 2300
	Houston, Texas 77002




Parker W. Rush
Republic Companies Group, Inc.
Page 1